UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES APPOINTMENT OF MR. MOTI BEN-MOSHE AS NEW DIRECTOR

YAKUM, Israel, August 12, 2016, Alon Blue Square Israel Ltd. (OTC:BSIRY) (the “Company”) announced today that in accordance with the proposed debt reorganization and arrangement between the Company and its financial creditors under Section 350 of the Israeli Companies Law, 5759-199, the Company's board of directors has approved the appointment of Mr. Moti Ben-Moshe as a new director of the Company effective immediately.

Since 2009, Mr. Ben-Moshe has served as a business manager at ExtraHolding GmbH a private group with holdings in the areas of energy, telecommunications, travel, insurance and internet. In addition, he has served since 2009 as a business manager and director in Novo Energy Limited and since 2013 in both Extra Energy Supply Limited, a U.K energy supplier, and in C.A.A Extra Holdings Ltd. Mr. Ben-Moshe serves as a member of the board of directors of Glotec Capital Management S.a.r.l since 2008, Melvic Group S.A since 2004, and Intelicom S.A. since 2004. From 2014-2015 he served as a director in I.D.B Development Corporation Ltd and Discount Investment Corporation Ltd.

Mr. Moti Ben-Moshe is the controlling shareholder of the private company which would assume control of the Company following the closing of the proposed plan of arrangement.

In parallel, Mr. Yaniv Rog has been appointed by the Company's Board of Directors as an alternate to Mr. Ben-Moshe, and is expected to be appointed as a member of the board of directors subject to final approval of the proposed debt arrangement.

Since 2015, Mr. Rog has headed Yaniv Rog Law Offices. From 2012-2014, Mr. Rog was a partner and head of the tax practice at S. Friedman & Co. and from 2005-2012 he was a partner and head of the international department at Shekel & Co. In 2015, Mr. Rog served as a member of the board of directors of I.D.B Development Corporation Ltd. Mr. Rog earned a LLB and BA (Business and Accounting) from the College of Management Academic Studies in Rishon Letzion, Israel.

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. Companies designated for sale –the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to satisfy all closing conditions for the proposed debt arrangement, including approval by the court of the arrangement which includes all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed debt arrangement with our financial creditors; ; economic conditions in Israel which may affect our financial performance;  dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 12, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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